JOHN M. WOODBURY, JR.
Attorney at Law
7251 Owensmouth Ave, Suite 7

Canoga Park, California  91303
Tel:  (818) 883-1767
Fax:  (818) 883-1781
E-mail:  jmwoodbury@shaw.ca

April 4, 2007

Via EDGAR

Karen J. Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549

Re:

Universal Guardian Holdings, Inc.
Registration Statement on Form SB-2 (Pre-Effective Amendment No. 1)
SEC File (Registration) Number 333-139988
Originally Filed on January 16, 2007

Dear Ms. Garnett:

This letter is being filed in follow-up to your letter on behalf of the staff of the Securities and Exchange Commission (the “Commission”) dated February 2, 2007 (the “Letter”) addressed to Universal Guardian Holdings, Inc. (“Universal Holdings”) in which you requested certain information from Universal Holdings regarding certain convertible securities that underlie common shares being registered in Universal Holdings’ Registration Statement on form SB-2 originally filed on January 16, 2007 (the “Registration Statement”).  In my subsequent conversations with Mr. Michael McTiernan of the Commission relative to those inquiries and any other concerns of the Commission, he has advised me that the Commission has no requests or issues relating to the filing other simply requesting that Universal Holdings’ reduce the number of common shares being registered for resale under the Registration Statement to less than 33% of the company’s outstanding common shares as of the date of the Registration Statement in order to comport with recent guidelines being followed by the Commission relating to the registration of common shares derivative of convertible securities.  Accordingly, in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which Universal Holdings is filing with the Commission in conjunction with this letter, Universal Holdings has eliminated the registration of shares held in a pool to cover the potential trigger of full-ratchet and weighted average anti-dilution rights, thereby reducing the total number of shares being registered to 15,876,930 common shares or 30% of Universal Holdings’ 52,462,842 outstanding common shares as of the date of Amendment No. 1.  Please note that Universal Holdings has also updated the disclosures contained Amendment No. 1 to comport with its recently filed Annual Report on form 10-KSB, including updated audited financial statements for fiscal 2006 and an updated management’s discussion and analysis section  insofar as the financial statements contained in the initially-filed Registration Statement have since become stale..

Please contact the undersigned at (818) 883-1767 should you have any questions or comments.

Very truly yours,

/s/ John M. Woodbury, Jr.

John M. Woodbury, Jr.

cc:

Mr. Michael McTiernan, Staff Attorney, Division of Corporate Finance, via facsimile at (202) 772-9210